Mail Stop 3010

November 5, 2009

John J. Haley
Jupiter Saturn Holding Company
c/o Watson Wyatt Worldwide, Inc.
875 Third Avenue
New York, NY 10022

Re: Jupiter Saturn Holding Company
Amendment No. 2 to Registration Statement on Form S-4
Filed November 4, 2009
File No. 333-161705

Dear Mr. Haley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amounts to be Received, page 9</u>

1. In your calculation of the final transaction value per Towers Perrin share in footnote (3) we note that you disclose that you use the total number of shares of Towers Perrin common stock outstanding (70,209.60) as the denominator, but throughout the rest of the document, you disclose that the denominator is the total number of Fully Diluted Towers Perrin Shares immediately prior to the Effective Time, which includes Towers Perrin RSUs and certain other issuable shares. We also note that your actual calculation of the Amount and Type of Securities to be Received in the Merger for the exchange of 1 share of Towers Perrin common stock Assuming a Class R election is made in the table on page 9 uses the diluted share number as the denominator. Please revise your disclosure to clarify which is the correct denominator and eliminate any inconsistencies.

<u>Potential Alternative Tax Characterization for Towers Perrin Shares Issued in Connection with
the Performance of Services, page 143</u>

2. We note that Milbank's opinion filed as Exhibit 8.3 is qualified and is "not free from
    doubt." Please revise the disclosure to describe the reasons for doubt regarding the tax
    consequences, which are noted in the opinion letter.

<p style="text-align:center;">* * *</p>

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        John Hess
        Gibson, Dunn & Crutcher

        Dave Schwartz
        Milbank, Tweed, Hadley & McCloy